As Filed with the Securities and Exchange Commission on March 24, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

APPLIED DIGITAL SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)
MISSOURI	43-1641533
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Scott R. Silverman
Chairman and Chief Executive Officer
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Phone: (561) 805-8000
Fax: (561) 805-8001
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:
Harvey Goldman, Esq.
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131-5441
Phone: (305) 789-7506
Fax: (305) 349-2238

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit (1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(3)

Common Stock, $.01 par	722,543 shares(2)	$4.14	$2,991,328	$379.00

(1)
The fee has been paid and is on account. Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the proposed offering price and registration fee were calculated on the basis of the average of the high and low trading prices for the common stock on March 17, 2005, as reported on the Nasdaq SmallCap Market.

(2)	Includes 684,543 shares issued under a stock purchase agreement, and up to 38,000 shares that may be issuable under the terms of a legal settlement.

(3)	Calculated pursuant to 457(c) of the rules and regulations under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 24, 2005

APPLIED DIGITAL SOLUTIONS, INC.

722,543
Shares of
Common Stock

This prospectus relates to the resales of 684,543 shares of our common stock, par value $.01 per share, which were issued in connection with a stock purchase agreement dated February 25, 2005 between us and Digital Angel Corporation, referred to in this prospectus as a share exchange agreement, and which Digital Angel Corporation issued to the shareholders of DSD Holdings A/S under the terms of an acquisition agreement as more fully described in this prospectus on page 16, and resales of up to 38,000 shares of our common stock to be issued in connection with a legal settlement as more fully described in this prospectus on page 16. As this prospectus relates to resales of our common stock, we are not offering these shares for cash, and accordingly, we will not receive any of the proceeds from the resales of our common stock. Resales of the shares of our common stock may occur at various times by the selling security holders listed in this prospectus. See “Selling Security Holders” beginning on page 16.

Our shares of common stock are listed on the Nasdaq SmallCap Market, also referred to as the SmallCap, under the symbol “ADSX.” On March 21, 2005, the last reported sale price of our common stock was $4.05 per share.

Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8000.

The amount and par value of the securities being offered in connection with this registration statement will be automatically be adjusted in the future as a result of stock splits, stock dividends, or similar transactions, and accordingly, this registration statement shall be deemed to cover any securities to be offered or issued in connection with any such transaction.

Currently, an aggregate of up to 4,825,000 shares of our common stock are being offered for resale in a secondary offering under our Registration Statement on Form S-3 (File No. 333-120456), 9,400,915 shares of our common stock are being offered for resale 1,980,000 in a primary offering and 7,420,915 in a secondary offering, under our Registration Statement on Form S-1, as amended on Form S-3 (File No. 333-109512), an aggregate of 3,305,240 shares of our common stock are being offered for resale in a secondary offering under our Registration Statement on Form S-1, as amended on Form S-3 (File No. 333-108338), and an aggregate of 3,825,000 shares of our common stock are being offered for resale in a secondary offering under our Registration Statement on Form S-3 (File No. 333-115059).

INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 11 OF THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March __, 2005.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 11 and the consolidated financial statements and the notes to those financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004 before making an investment decision. Unless the context otherwise requires in this prospectus, the terms “we,” “us” and “our” refer to Applied Digital Solutions, Inc. and its subsidiaries.

This prospectus includes one or more non-GAAP financial measures within the meaning of Regulation G. With respect to each non-GAAP financial measure, we have disclosed the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure. The non-GAAP financial measures were presented in the prospectus because our management believes that the non-GAAP financial results are meaningful to investors because they provide a consistent comparison of prior period results.

APPLIED DIGITAL SOLUTIONS, INC.
Our Business

We develop innovative security products for consumer, commercial and government sectors worldwide. Our unique and often proprietary products provide security for people, animals, food chains, government/military assets, and commercial assets. Included in this diverse product line are applications for radio frequency identification systems, commonly referred to as RFID, end-to-end food safety systems, global positioning systems, referred to as GPS, satellite communications, and secure telecomm infrastructure. Our adage is Security Though InnovationTM. We have developed a product to provide a secure tamper proof means of managing medical information. Two of our mature brands are: Home Again® and SARBETM, and our newer brands include VeriChipTM, Bio ThermoTM and Digital AngelTM. We plan to grow our suite of products through acquisitions and in-house development.

We and our subsidiaries (either wholly or majority-owned) currently engage in the following principal business activities:

•	marketing secure voice, data and video telecommunications networks, primarily to several agencies of the U.S. government;

•
marketing visual identification tags and implantable RFID microchips, primarily for identification, tracking and location of pets, livestock and other animals, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet and livestock (e.g., cattle) applications;

•	developing and marketing GPS-enabled products used for location tracking and message monitoring of vehicles, pilots and aircraft in remote locations;

•	developing and marketing call center and customer relationship management software and services;

•	marketing RFID-enabled products for use in a variety of healthcare, security, financial and identification applications; and

•	marketing information technology (“IT”) hardware and services.

As of December 31, 2004, our business operations consisted of the operations of five wholly-

owned subsidiaries, which we collectively refer to as the Advanced Technology segment, and two majority-owned subsidiaries, Digital Angel Corporation (AMEX:DOC) and InfoTech USA, Inc. (OTC:IFTH). As of December 31, 2004, we owned approximately 54.5% of Digital Angel Corporation and approximately 52.5% of InfoTech USA, Inc. Advanced Technology, Digital Angel Corporation, referred to as Digital Angel, and InfoTech USA, Inc., referred to as InfoTech, comprise our three operating segments.

The tables below provide a percentage breakdown of the significant sources of our consolidated revenues and gross profits over the past three fiscal years and, as such, make evident certain trends in the composition of such revenues and gross profits:

Sources of Revenue:	Percentage of Total Revenue

	2004	2003	2002
Sales of voice, data and video telecommunications networks to government agencies from our Advanced Technology segment	37.0%	39.9%	31.8%

Visual identification tags and implantable microchips for the companion animal, livestock, laboratory animal, fish and wildlife markets from our Digital Angel segment	23.1%	25.8%	21.2%

GPS enabled tracking and message monitoring, search and rescue beacons, intelligent communications products and services for telemetry, mobile data and radio communications from our Digital Angel segment	18.2%	11.1%	10.2%

Sales of IT hardware and services from our InfoTech segment	16.1%	15.5%	23.1%

Other products and services	5.6%	7.7%	13.7%

Total	100.0%	100.0%	100.0%

Sources of Gross Profit:	Percentage of Total Gross Profit

	2004	2003	2002
Sales of voice, data and video telecommunications networks to government agencies from our Advanced Technology segment	18.8%	25.0%	25.8%

Visual identification tags and implantable microchips for the companion animal, livestock, laboratory animal, fish and wildlife markets from our Digital Angel segment	30.8%	34.7%	25.9%

GPS enabled tracking and message monitoring, search and rescue beacons, intelligent communications products and services for telemetry, mobile data and radio communications from our Digital Angel segment	30.4%	17.5%	15.7%

Sales of IT hardware and services from our InfoTech segment	9.9%	8.9%	13.4%

Other products and services	10.1%	13.9%	19.2%

Total	100.0%	100.0%	100.0%

(Loss) income from continuing operations before taxes, minority interest, losses attributable to capital transactions of subsidiary and equity in loss of affiliate from each of our segments during 2004, 2003 and 2002 was as follows (we evaluate performance based on stand-alone segment operating income as presented below):

	Year Ended December 31,
	2004	2003	2002
(Loss) income from continuing operations before taxes,
minority interest, losses attributable to capital
transactions of subsidiary and equity in loss of affiliate by segment:	(in thousands)

Advanced Technology	$(474))	$(108)	$(786)
Digital Angel	(2,391)	(6,274)	(45,156)
InfoTech	(202)	(3,052)	(422)
“Corporate/Eliminations” (1)	(7,152)	19,742	(49,613)

Total	$(10,219)	$10,308	$(95,977)

(1) “Corporate/Eliminations” includes a gain on the forgiveness of debt of approximately $70.1 million in 2003. Excluding the effects of the gain on forgiveness of debt, the loss from continuing operations before taxes, minority interest, losses attributable to capital transactions of subsidiary and equity in loss of affiliate for 2003 was $59.8 million.

Business Segments

ADVANCED TECHNOLOGY SEGMENT

As of December 31, 2004, 2003 and 2002, revenues from this segment were $47.8 million, $44.6 million, $41.9 million, respectively, and accounted for 42.7%, 48.0% and 42.6%, respectively, of our total revenues.

The principal products and services in the Advanced Technology segment are as follows:

• secure voice, data and video telecommunications networks;

• implantable microchips called VeriChipTM and RFID scanners;

• proprietary call center software; and

• customer relationship management software and services.

The Advanced Technology segment’s customer base includes governmental agencies, commercial operations, distributors and consumers.

Our wholly-owned subsidiary, Computer Equity Corporation, is a telecommunications network integrator and a supplier of telephone systems, data networks, video, cable and wire infrastructure and wireless telecommunications products and services to various agencies of the federal government. Its products include voice mail, Internet cabling, phones and telephone wiring.

The VeriChip microchip, which is about the size of a grain of rice, contains a unique verification number that is captured by briefly passing a proprietary scanner over the VeriChip. VeriChip will be available in several formats, some of which will be insertable under the skin. The brief outpatient “chipping” procedure lasts just a few minutes and involves only local anesthetic followed by quick, painless insertion of the VeriChip. Once inserted just under the skin, the VeriChip is inconspicuous to the naked eye. A small amount of radio frequency energy passes from the scanner energizing the dormant VeriChip, which then emits a radio frequency signal transmitting the verification number. VeriChip can be used in a variety of security, financial, emergency identification and healthcare applications.

Our proprietary call center software and related services are designed to deliver a comprehensive suite of customer interaction tools consisting of automated call distribution management systems, referred to as ACDs, Internet provider ACDs, web contact solutions, soft phones and status displays. The Company’s newest call center technology is sold under the brand name Net-VU Contract Manager.

Our customer relationship management software and services provide a complete solution to manage all aspects of customer service, including help desk, call handling and service dispatch, contracts management, service marketing, billing, inventory management and more.

In addition to the products discussed above, we have developed a miniaturized low power thermoelectric generator called Thermo LifeTM, which we intend to sell through our wholly-owned subsidiary, Thermo Life Energy Corp. Thermo Life is intended to provide a miniaturized power source for a wide range of applications. These applications include, but are not limited to, wireless switches, wireless sensors, wearable electronics, internal medical devices, micro sensor networks and RFID networks with active transponders.

Approximately $41.4 million, or 86.7%, $37.1 million, or 83.2%, and $31.3 million, or 74.7%, of the Advanced Technology segment’s revenues for 2004, 2003 and 2002, respectively, were generated by Computer Equity Corporation. No other individual products or services provided more than 10.0% of the revenues for this segment during 2004, 2003 and 2002. To date, we have not recorded significant revenues from sales of our VeriChip microchips and scanners, and we have not recorded any revenues from our Thermo Life product.

DIGITAL ANGEL SEGMENT

As of December 31, 2004, 2003 and 2002, revenues from this segment were $46.3 million, $34.4 million and $32.5 million, respectively, and accounted for 39.6%, 37.0% and 33.0%, respectively, of our total revenues.

Digital Angel segment’s proprietary products provide security for companion pets, food chains, government/military assets and commercial assets worldwide. This segment’s principal products are:

•	visual ear tags for livestock;

•	electronic implantable microchips and RFID scanners for the companion pet, fish, livestock and wildlife industries, including the Company’s Home Again® and Bio-ThemoTM product brands;

•
GPS enabled search and rescue equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications, including our SARBETM brand, which serve commercial and military markets;

•	GPS and geosynchronous satellite tracking systems, including tracking software systems for mapping and messaging associated with the security of high-value assets; and

•	intrinsically safe sounders (horn alarms) for industrial use and other electronic components.

The description of Digital Angel’s principal products that follows is oriented to reflect Digital Angel’s organizational structure, which includes its Animal Applications and GPS and Radio Communications divisions. Sales of the Animal Applications division’s products were $25.9 million, $23.9 million and $21.0 million, respectively, and represented 55.9%, 69.6% and 64.6% of the total revenue from this segment during 2004, 2003 and 2002, respectively. Sales of the GPS and Radio Communications division’s products were $20.4 million, $10.5 million and $11.5 million, respectively, and represented 44.1%, 30.4% and 35.4% of this segment’s revenue during 2004, 2003 and 2002, respectively.

Animal Applications

The Animal Applications division develops, manufactures and markets radio, electronic and visual identification devices for the companion animal, fish and wildlife, and livestock markets worldwide.

The Animal Applications division’s RFID products consist of miniature electronic microchips, scanners, and for some applications injection systems. We hold patents on our syringe-injectable microchip, which is encased in a glass or glass-like material capsule and incorporates an antenna and a microchip with a unique permanent identification code for the animal in which it is implanted. The microchip is typically injected under the skin using a hypodermic syringe, without requiring surgery. An associated scanner device uses radio frequency to interrogate the microchip and read the code.

The Animal Applications division’s pet identification system involves the insertion of a microchip with identifying information in the animal. Scanners at animal shelters, veterinary clinics and other locations can determine the animal’s owner and other information. Our recently introduced Bio-Thermo product, which provides accurate temperature readings of animals by simply passing an RFID handheld scanner over the animal or by having the animal walk through a portal scanner, is included in the Animal Application’s division.

The Animal Applications division’s miniature electronic microchips are used for the tagging of fish, especially salmon, for identification in migratory studies and other purposes. The electronic microchips are accepted as a safe, reliable alternative to traditional identification methods because the fish can be identified without capturing or sacrificing the fish.

In addition to pursuing the market for permanent identification of companion animals and tracking microchips for fish, the Animal Applications division also produces visual and electronic identification products, principally for livestock producers. The tracking of cattle and hogs is crucial in order to provide security both for asset management and for disease control and food safety. Digital Angel has marketed visual identification products for livestock since the 1940s. Visual identification products typically include numbered ear tags. Electronic identification products for livestock are currently being utilized by livestock producers, and as part of various pilot studies for the United States Department of Agriculture’s and other state and governmental cattle identification programs. Currently, sales of visual products represent a substantial percentage of the Animal Applications division’s sales to livestock producers.

GPS and Radio Communications

The GPS and Radio Communications division engages in the design, manufacture and support of GPS-enabled equipment and our SARBETM G2R personnel location beacon. Applications for the segment’s products include location tracking and message monitoring of vehicles, aircraft and people in remote locations through systems that integrate GPS and geosynchronous satellite communications, and GPS-enabled equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications serving commercial and military markets. In addition, this division designs, manufactures and distributes intrinsically safe sounders (horn alarms) for industrial use and other electronic components.

INFOTECH SEGMENT

As of December 31, 2004, 2003 and 2002, revenues from this segment were $18.0 million, $14.5 million and $22.7 million, respectively, and accounted for 16.1%, 15.5%, and 23.1%, respectively, of our total revenues.

The principal products and services in this segment were computer hardware and computer services. This segment is a full service provider of IT products and services. In 2004, this segment continued its strategy of moving away from a product-driven systems integration business model to a customer-oriented IT strategy-based business model. It has further developed its deliverable IT products and services by adding new consulting and service offerings, and increasing the number of strategic alliances with outside technical service firms and manufacturers of high-end IT products.

The majority of InfoTech’s revenue during 2004, 2003 and 2002 was derived from sales of computer hardware, which provided approximately 82.5%, 80.3% and 88.3% of InfoTech’s revenue in 2004, 2003 and 2002, respectively. InfoTech’s services consist of IT consulting, installation, project management, design and deployment, computer maintenance and other professional services. No single service accounted for more than 10% of InfoTech’s total revenue during 2004, 2003 and 2002.

The “Corporate/Eliminations” category includes all amounts recognized upon consolidation of our subsidiaries, such as the elimination of inter-segment revenues, expenses, assets and liabilities. “Corporate/Eliminations” also includes certain revenues, gross profit and selling, general and administrative expense (reductions) associated with companies sold or closed in 2001 and 2002, and interest expense and other expenses associated with corporate activities and functions.

About Us

We are a Missouri corporation and were incorporated on May 11, 1993. Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8000.

The Offering

Common stock offered by the selling security holders	722,543 shares

Common stock outstanding after this offering	58,231,017 shares (1) (2) as of March 21, 2005

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling security holders listed in this prospectus under “Selling Security Holders” beginning on page 16.

Dividend policy	We have not paid, and do not anticipate paying dividends on shares of our common stock.

Market price of common stock	The market price of shares of our common stock has ranged from a high of $8.55 to a low of $1.94 during the 12 months preceding the date of this prospectus.

Risk factors	See “Risk Factors” beginning on page 11, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq SmallCap Market symbol	ADSX

(1) Includes 684,543 shares that were issued to Digital Angel Corporation under the terms of the stock purchase agreement, and which Digital Angel Corporation issued to the shareholders of DSD Holding A/S under the terms of an acquisition agreement, and up to 38,000 shares that may be issued to certain selling security holders under the terms of a legal settlement.

(2) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 21, 2005. As of that date, we had 57,508,474 shares of common stock outstanding, excluding (i) warrants to purchase up to 3,352,110 shares of our common stock which are currently exercisable at a weighted average exercise price of $2.14 per share, and (ii) options, 2,120,987 of which are currently exercisable at a weighted average exercise price of $9.80 per share.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

We have a history of operating losses and negative cash flows and we may not become profitable in the future, which could ultimately result in our inability to continue operations in the normal course of business.

Historically, we have incurred losses and have not generated positive cash flows from operations. We incurred a consolidated loss from continuing operations of $18.8 million in 2004. Excluding a gain on the extinguishment of debt of approximately $70.1 million recorded on June 30, 2003, we incurred a consolidated loss from continuing operations in 2003 of $64.1 million, and we incurred a consolidated loss from continuing operations of $89.5 million in 2002. Our consolidated operating activities used cash of $13.9 million, $11.4 million and $3.9 million during 2004, 2003 and 2002, respectively. During these periods, we have funded our operating cash requirements, as well as our capital needs, with the proceeds from investing and/or financing activities.

As of December 31, 2004, our consolidated cash and cash equivalents totaled $30.8 million. We believe that we currently have sufficient funds to operate our business over the next twelve months. However, our goal is to achieve profitability and to generate positive cash flows from operations. Our profitability and cash flows from operations depend on many factors, including the success of our marketing programs, the maintenance and reduction of expenses and our ability to successfully develop and bring to market our new products and technologies. If, in the future, we are not successful in managing these factors and achieving our goal of profitability and positive cash flows from operations, we may not have sufficient funds to operate our business, which could ultimately result in our inability to continue operations in the normal course.

Over the past few years, we have made significant changes in the nature and scope of our businesses and have expanded into different product lines, including new, unproven technologies.

During the past few years, we have made significant changes in the nature and scope of our business operations and have expanded into different product lines, including new, unproven products such as VeriChip and Thermo Life. If we are not successful in implementing our business model and developing and marketing these products or if these products do not gain sufficient market acceptance, we may not be able to achieve or sustain profitable operations. In that case, the market price of our stock would likely decrease.

Our stock price has reflected a great deal of volatility, including a significant decrease over the past few years. The volatility may mean that, at times, our shareholders may be unable to resell their shares at or above the price at which they acquired them.

Since January 1, 2000, the price per share of our common stock has ranged from a high of $180.00 to a low of $0.30, or $18.00 and $0.03, respectively, on a pre-stock split basis (i.e., prior to our effecting a 1-for-10 reverse stock split in April 2004). The price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. The market value of our common stock has declined in the past, in part, due to our operating performance. In the future, broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. This is even more of an issue as we increase our focus on developing and marketing new, unproven products for which there is considerable resistance, as a matter of privacy and other concerns. Declines in the market price of our common stock could affect our access to capital, which may, in the future, impact our ability to continue as a going concern. In addition, declines in the price of our common stock may harm employee morale and retention, curtail investment opportunities presented to us, and negatively impact other aspects of our business. As a result of any such declines, shareholders may be unable to resell their shares at or above the price at which they acquired them.

We have effected or entered into (and will likely continue to effect or enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock (or securities convertible into or exchangeable for such shares) and, as a result, the value of our common stock may be further diluted.

We have effected and entered into (and will likely continue to effect and enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock or securities convertible into or exchangeable for such shares. These share issuances may be dilutive to the value of our common stock and may result in a decrease in the market price of our common stock.

We have issued and outstanding a significant number of derivative securities (e.g., options and warrants) and the conversion or exercise of such securities may adversely affect the market price of our common stock.

As of March 21, 2005, there were outstanding warrants and options to acquire up to 7,589,763 additional shares of our common stock, and we had 195,109 additional shares of our common stock available to be issued in the future under our Employee Stock Purchase Plan. In addition, under the terms of an acquisition agreement and plan of arrangement with eXI, we have agreed to exchange the outstanding options and warrants of eXI into options and warrants exercisable into shares of our common stock based upon the exchange ratio, which will be determined at closing. The exercise of outstanding options and warrants and the sale in the public market of the shares purchased upon exercise may have a dilutive effect on our common stock and may result in a decrease in the market price of our common stock.

We rely heavily on revenues derived from sales to various agencies of the U.S. government, and the loss of, or a significant reduction in, orders from the U.S. government could result in significant losses and deficits in cash flows from operations.

Approximately 99% of our revenue from sales of voice, data and video telecommunications networks for the years 2004, 2003 and 2002, respectively, were generated through sales to various agencies of the U.S. government. In addition, Digital Angel’s principal customers for electronic identification devices for fish are Pacific States Marine, a government contractor that relies on funding from the U.S. government, and the U.S. Army Corps of Engineers. Under certain contracts, a government agency is permitted to terminate its contract for convenience, including in cases when funds are no longer appropriated. In January 2005, the USPS terminated for convenience the mail processing infrastructure contract that accounted for 52% and 16% of Computer Equity Corporation’s consolidated revenues in 2004 and 2003, respectively. Because we rely on revenues and cash flows generated from contracts, directly or indirectly, with governmental agencies, the loss of any such contract would result in a drop-off in revenues and cash flows, and such drop-off may be significant and thereby have a material adverse effect on our financial condition and results of operations.

Our VeriChip product, when used in medical or healthcare-related applications, is subject to the FDA’s jurisdiction. The FDA approval limits the full utilization of the VeriChip in such applications, which may constrain our future operations and operating results.

Our VeriChip product has been deemed to be a medical device, subject to the FDA’s jurisdiction, with respect to medical or healthcare-related applications. The FDA approved VeriChip for medical applications in October 2004. The FDA’s approval limits our use of the VeriChip in medical applications by allowing only an identification number to be included on the chip. The patient information must reside in a database outside of the chip. The FDA has the authority to revoke approval of a previously approved product for cause, to request the recall of a product and to close manufacturing plants producing the product in response to violations of the terms of its approval. The FDA approval limits the full utilization of the VeriChip in such applications, which may constrain our future operations and operating results.

Our consolidated revenues and cash position may decline if our majority-owned subsidiary, InfoTech, is unable to comply with its payment and other obligations under its credit facilities with Wells Fargo Business Credit, Inc. and IBM Credit LLC.

As of December 31, 2004, InfoTech was indebted to Wells Fargo and IBM Credit LLC in the aggregate amount of $1.9 million. Under the terms of the loan agreements, that indebtedness is scheduled to mature on June 29, 2007. InfoTech does not currently have the cash resources to repay the indebtedness when due. Accordingly, InfoTech may be required to obtain the funds necessary to repay these obligations either through refinancing, the issuance of additional InfoTech equity or debt securities, or the sale of its assets. InfoTech may be unable to obtain the funds needed to repay the obligations from any one or more of these other sources on favorable economic terms or at all.

To secure its debt payment obligations to Wells Fargo, InfoTech granted to Wells Fargo a security interest in and lien upon substantially all of its property and assets. As of September 30, 2004, InfoTech obtained a waiver of noncompliance with certain of the financial covenants under its credit facility with Wells Fargo. In the event of any additional noncompliance, InfoTech will again seek to obtain a waiver, but no assurance can be given that any such additional waiver will be granted. The occurrence of an unwaived event of default under the credit facility would subject InfoTech to foreclosure by Wells Fargo on substantially all of its assets to the extent necessary to repay any amounts due.

A payment or other default under either or both of these credit facilities could result in InfoTech’s inability to continue operations in the normal course, which would reduce our consolidated revenues and decrease our consolidated cash position.

Digital Angel’s sale of shares of its common stock to third parties at prices below the per share carrying amount of our investment in Digital Angel has given (and may, in the future, give) rise to losses in our consolidated statement of operations.

Digital Angel has issued shares of its common stock to third parties at prices per share lower than the per share carrying amount of our investment in Digital Angel, triggering losses in our consolidated statement of operations. Future stock issuances to third parties by Digital Angel, including upon the exercise of stock options and warrants, may give rise to further losses. Such losses would reduce our net income, perhaps significantly. In addition, such issuances give rise to a decrease in our ownership position. Further, if our equity interest in Digital Angel (54.5% at December 31, 2004) were, as a result of future issuance of Digital Angel shares, to drop below 50%, we may not be able to consolidate its operations in our financial statements. This would result in a significant reduction in our consolidated revenues and assets.

We depend on a single production arrangement with Raytheon Corporation for our patented syringe-injectable microchips without the benefit of a formal written agreement, and the loss of or any significant reduction in the production could result in significant losses and decreases in our cash flows.

We rely solely on a production arrangement with Raytheon Corporation for the manufacture of our patented syringe-injectable microchips that are used in all of our implantable electronic identification products, but we do not have a formal written agreement with Raytheon. Raytheon utilizes our proprietary technology and our equipment in the production of our syringe-injectable microchips. The termination, or any significant reduction, by Raytheon of the assembly of our microchips or a material increase in the price charged by Raytheon for the assembly of our microchips could have an adverse effect on our profitability and cash flows from operations. Moreover, if Raytheon were to terminate our production arrangement, we cannot ensure that the assembly of our microchips from another source would be on comparable or acceptable terms.

In addition, Raytheon may not be able to produce sufficient quantities of the microchips to meet any significant increased demand for our products or to meet any such demand on a timely basis. Any inability or unwillingness of Raytheon to meet our demand for microchips would require us to utilize an alternative production arrangement and remove our automated assembly production machinery from the Raytheon facility, which would be costly and could delay production. The failure to make such an alternative production arrangement could result in significant losses and decreases in our cash flows.

We have initiated, and are defendants in, various legal actions, the outcome of which could have a negative effect on our competitive position, operating results and cash flows.

We are party to various legal actions as either plaintiff or defendant. This includes actions initiated by us based on what we believe to be infringements of our patents by certain of our competitors. This also includes a federal antitrust lawsuit filed in December 2004 against Digital Angel and Avid Identification Systems, Inc. alleging that these companies are participating in a monopolistic “conspiracy” in the marketing, sale and distribution of microchips and scanners used to identify lost pets. This lawsuit seeks dollar damages and to force Avid to make its microchip encryption code public. The ultimate outcome of these actions and the estimates of the potential future impact on our competitive position, operating results and cash flows could be materially different from our current expectations and estimates, which could result in the decline in our revenues, margins and cash flows, and in the case of those actions against us, our payment of damages. We expect to continue to incur legal costs in connection with pursuing and defending such actions, which will effect our profitability and decrease our cash.

We are subject to government regulation and any action on the part of regulators could have a material adverse effect on our business.

Our electronic and visual identification devices for the companion animal, livestock and wildlife markets are subject to federal, state and local regulation in the U.S. and other countries, and we cannot predict the extent to which we may be affected by future legislative and other regulatory developments concerning our products and markets. We develop, assemble and market a broad line of RFID readers that are required to comply with the FCC Part 15 Regulations for Electromagnetic Emissions. Our products also are subject to compliance with foreign government agency requirements. Our contracts with our distributors generally require the distributor to obtain all necessary regulatory approvals from the governments of the countries into which they sell our products. However, any such approval may be subject to significant delays. Any actions by regulatory agencies could materially adversely affect our profitability and cash flows.

Our intellectual property rights or patent rights might not provide protection and might be invalid or unenforceable.

Our ability to commercialize any of our products under development will depend, in part, on our ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing on the proprietary rights of third parties. The patent applications licensed to or owned by us may not result in issued patents, patent protection may not be secured for any particular technology, any patents that have been or may be issued to us may not be valid or enforceable and patents issued to us may not provide meaningful protection.

The VeriChip technology that is produced under patents #6,400,338 and #5,211,129 is owned by Digital Angel and licensed to VeriChip Corporation under an exclusive distribution and licensing agreement with a remaining term through March 3, 2013. If we were to no longer own a majority interest in Digital Angel, VeriChip Corporation may be unable to retain licensing rights for the use of these patents beyond the licensing period.

We may be subject to product liability claims from the use of our products that could result in costs or damages payable by us adversely affecting our business, financial condition, and results of operations.

Manufacturing, marketing, selling and testing our products entail a risk of product liability. We could be subject to product liability claims in the event our products or products under development fail to perform as intended. Even unsuccessful claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of indemnification payments or insurance would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would have a material adverse effect on profitability and cash flows.

We face the risk that the value of our inventory may decline before it is sold or that our inventory may not be able to be sold at the anticipated prices.

On December 31, 2004, the book value of our inventory was $8.1 million as compared to a book value of $9.4 million as of December 31, 2003. Digital Angel’s inventory was $6.2 million, our Advance Technology segment’s inventory was $1.7 million, and InfoTech’s inventory was $0.2 million. Our Advanced Technology’s inventory consists primarily of work-in-process related to government contract projects. Digital Angel’s inventory consists primarily of raw materials related to our GPS-enabled equipment and finished goods related to implantable microchips and visual eartags. Historically, Digital Angel’s inventory has turned approximately 4 times per year. Our inventory may decline in value as a result of technological obsolescence or change in product. During 2004, 2003 and 2002, we recorded approximately $0.2 million, $0.4 million and $0.1 million in inventory reserves, respectively. Our success depends in part on our ability to minimize the cost to purchase/produce inventory and turn that inventory rapidly through sales. The failure to turn such inventory may require us to sell such inventory at a discount or at a loss or write down its value, which could result in significant losses and decreases in our cash flows.

New accounting pronouncements may significantly impact our future results of operations and earnings per share.

In December 2004, the FASB issued FAS 123R. This statement, which will be effective beginning on July 1, 2005, will change how we account for share-based compensation, and may have a significant impact on our future results of operations and earnings per share. We currently account for share-based payments to employees and directors using the intrinsic value method. Under this method, we generally do not recognize any compensation related to stock option grants we issue under our stock option plans.

FAS 123R will require us to recognize share-based compensation as compensation expense in the statement of operations based on the fair values of such equity on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement will also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. We have not yet completed our evaluation of the impact of the adoption of FAS 123R on our results of operations. In connection with evaluating the impact of FAS 123R, we are considering the potential implementation of different valuation methods to determine the fair value of share-based compensation. We believe the adoption of FAS 123R will have a material impact on our results of operations and earnings per share, regardless of the valuation method used. Future changes in generally accepted accounting principles may also have a significant effect on our reported results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus and some of the documents incorporated in this prospectus by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including statements regarding the prospects of our industry and our prospects, plans, financial position, anticipated product offerings, and business strategy constitute forward-looking statements. These statements are subject to many important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Among these factors are those included in this prospectus under the heading “Risk Factors” and those which are discussed in our most recently filed Annual Report on Form 10-K under the heading “Risk Factors” and elsewhere, which is incorporated by reference in this prospectus. All forward-looking statements included in this prospectus and the documents we incorporate by reference are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware. Subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified by the cautionary statements set forth above and elsewhere in this prospectus and in other reports filed by us with the Securities and Exchange Commission.

USE OF PROCEEDS

This prospectus relates to our common stock to be offered for sale for the account of certain selling security holders named under the caption “Selling Security Holders” in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the Selling Security Holders.

SELLING SECURITY HOLDERS

DSD Holdings A/S

Pursuant to the terms of a share exchange agreement dated February 25, 2005, we sold to Digital Angel Corporation 684,543 shares of our common stock. Under the terms of the share exchange agreement, we agreed to make a strategic investment in Digital Angel Corporation whereby we acquired an additional 644,140 shares of Digital Angel Corporation’s common stock. The value of the common stock exchanged between us and Digital Angel Corporation was $3.5 million. Digital Angel Corporation used our stock that it received under the share exchange agreement as partial consideration for the acquisition of DSD Holdings A/S and its wholly-owned subsidiaries, Daploma International A/S and Digitag A/S, as described more fully below.

On February 28, 2005, Digital Angel Corporation completed the acquisition of DSD Holdings A/S and its wholly-owned subsidiaries, Daploma International A/S and Digitag A/S. Under the terms of the acquisition, Digital Angel Corporation purchased all of the outstanding capital stock of DSD Holdings A/S in consideration for a purchase price of seven times DSD Holdings A/S’s average annual EBITDA, as defined in the agreement, over the next three years less outstanding indebtedness at the end of the time period and less 30% of the total compensation paid to Lasse Nordfjeld, chief executive officer of DSD Holdings A/S, pursuant to an employment agreement. An initial payment of $3.5 million was made at closing through the delivery of 684,543 shares of our common stock valued at $3.5 million, which Digital Angel Corporation acquired from us in exchange for $3.5 million of Digital Angel Corporation common stock. The former shareholders of DSD Holdings A/S are selling security holders with respect to the 684,543 shares of our common stock that Digital Angel Corporation issued to it in connection with the acquisition agreement.

Pursuant to the share exchange agreement, we have agreed with Digital Angel Corporation to use our best efforts to maintain a current registration statement until the date when all of the 684,543 shares of our common stock covered by the registration statement have been sold or may be sold without volume restriction pursuant to Rule 144(k) of the 1993 Securities Act, as amended.

Innovative Circuits Arizona, Inc.

Effective January 10, 2005, we entered into a settlement agreement with Innovative Circuits Arizona, Inc., referred to herein as the “Plaintiff,” pursuant to which we are required to issue to the Plaintiff shares having a value of, or pay the Plaintiff an amount in cash equal to, approximately $150,000 plus interest.  On or before April 1, 2005, registered shares of our common stock are required to be issued to the Plaintiff’s shareholders, David Shano and Matt Wiley, as well as the Plaintiff’s counsel, Michael Addison, in equal amounts with a total value of $150,000 on the date of the registration of such shares. This registration statement includes up to 38,000 shares of our common stock that we may issue in connection with this settlement.

We are registering our shares in order to permit the selling security holders to offer the shares of our common stock for resale from time to time. The selling security holders listed below have not had any material relationship with us within the past three years.

The following table lists the following information with respect to each of the selling security holders: (i) the selling security holders’ name; (ii) the number of outstanding shares of common stock beneficially owned by the selling security holders prior to this offering; (iii) the number of shares of common stock to be beneficially owned by the selling security holders after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling security holders; and (iv) the percentage of outstanding shares of common stock to be beneficially owned by the selling security holders after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling security holders and based on 57,508,474 shares of our common stock outstanding on March 21, 2005.

The selling security holders may sell all, some or none of its shares in this offering. See “Plan of Distribution” below.

Selling Security Holders	Shares Owned Prior to the Offering	Number of Shares Offered Hereby	Shares Owned After the Offering
			Number	%
LANO Holding ApS	423,185	423,185 (1)	--	*
Torsten Nordfjeld	68,591	68,591 (2)	--	*
Vaekstfonden	38,540	38,540 (3)	--	*
Parfait ApS	154,227	154,227 (4)	--	*
David Shano	12,667	12,667 (5)	--	*
Matt Wiley	12,667	12,667 (6)	--	*
Michael Addison	12,666	12,666 (7)	--	*
Total	722,543	722,543	--	*
________________
* Represents less than 1% of our outstanding common shares.

(1)
Represents shares issued to the selling security holder in connection with a stock exchange agreement dated February 28, 2005, among the selling security holder, Digital Angel Corporation, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The transaction document included an acknowledgement the shares were not registered, and that the shares must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Lasse Nordfjeld has sole voting and dispositive powers with respect to the shares.

(2)
Represents shares issued to the selling security holder in connection with a stock exchange agreement dated February 28, 2005, among the selling security holder, Digital Angel Corporation, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The transaction document included an acknowledgement the shares were not registered, and that the shares must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Torsten Nordfjeld has sole voting and dispositive powers with respect to the shares.

(3)
Represents shares issued to the selling security holder in connection with a stock exchange agreement dated February 28, 2005, among the selling security holder, Digital Angel Corporation, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The transaction document included an acknowledgement the shares were not registered, and that the shares must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Poul Bukbjerg and Merete Moeller share voting and dispositive powers with respect to the shares.

(4)
Represents shares issued to the selling security holder in connection with a stock exchange agreement dated February 28, 2005, among the selling security holder, Digital Angel Corporation, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The transaction document included an acknowledgement the shares were not registered, and that the shares must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Bjarne Lehmann Weng has sole voting and dispositive powers with respect to the shares.

(5)
Represents shares that may be issued to the selling security holder in connection with a legal settlement between the selling security holder and us. Mr. Shano has voting and dispositive power with respect to the shares.

(6)
Represents shares that may be issued to the selling security holder in connection with a legal settlement between the selling security holder and us. Mr. Wiley has voting and dispositive power with respect to the shares.

(7)
Represents shares that may be issued to the selling security holder in connection with a legal settlement between the selling security holder and us. Mr. Addison has voting and dispositive power with respect to the shares.

The preceding table represents the holdings by the selling security holders based upon our best knowledge. Information concerning the selling security holders may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling security holders may offer all or some of the common stock that they hold, we can only give an estimate as to the amount of common stock that will be held by the selling security holders upon the termination of this offering.  See “Plan of Distribution.”

PLAN OF DISTRIBUTION

The selling security holders or any of its pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales made after the date of this prospectus;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, also referred to as the Securities Act, rather than under this prospectus. In effecting sales, broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices other than related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the selling security holders list to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling security holders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling security holders.

UNDER THE SECURITIES LAWS OF SOME STATES, THE SHARES OF COMMON STOCK MAY BE SOLD IN SUCH STATES ONLY THROUGH REGISTERED OR LICENSED BROKERS OR DEALERS. IN ADDITION, IN SOME STATES THE SHARES OF COMMON STOCK MAY NOT BE SOLD UNLESS SUCH SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN SUCH STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH.

LEGAL MATTERS

The validity of the securities offered hereby will be passed on for us by Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, Florida 33131, relying on the opinion of special Missouri counsel, Thompson Coburn LLP.

EXPERTS

The consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, incorporated in this prospectus by reference to the Annual Report on Form 10-K of Applied Digital Solutions, Inc. for the year ended December 31, 2004, have been so incorporated in reliance on the reports of Eisner LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning the operation of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on Nasdaq, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

Website Access to Information and Disclosure of Web Access to Company Reports

Our website address is: http://www.adsx.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, Forms 3, 4 and 5 and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the information in documents we file with the Securities and Exchange Commission, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus has updated the information incorporated by reference and some information filed subsequently with the Securities and Exchange Commission will automatically update this prospectus. We incorporate by reference:

a)	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on June 10, 2004;

b)	Our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 9, 2005;

c)	Our Current Report on Form 8-K filed with the Commission on March 10, 2005; and

d)
The description of the Company’s common stock contained in the registration statement on Form 8-A filed with the Commission on May 5, 1995, including any amendments or reports filed for the purposes of updating the description of the common stock.

All documents subsequently filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.

YOU MAY REQUEST, EITHER ORALLY OR IN WRITING, AND WE WILL PROVIDE, A COPY OF THOSE FILINGS AT NO COST BY CONTACTING KAY LANGSFORD-LOVELAND, OUR VICE PRESIDENT - ADMINISTRATION, AT APPLIED DIGITAL SOLUTIONS, INC., 1690 SOUTH CONGRESS AVENUE, SUITE 200, DELRAY BEACH, FLORIDA 33445, OR BY CALLING (561) 805-8000.

We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the Securities and Exchange Commission registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the securities registered hereby**:

SEC Registration Fee	$ 379
Accounting Fees and Expenses	4,000*
Legal Fees and Expenses	7,500*
Miscellaneous Expenses	621*
Total	$12,500*
_____________

*Estimated
**The selling security holders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15. Indemnification of Directors and Officers

Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation’s articles of incorporation or an amendment thereto or by a shareholders-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Exchange Act of 1934.

The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant’s request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16. Exhibits.

See Exhibit Index

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on March 23, 2005.

APPLIED DIGITAL SOLUTIONS, INC.
By:	/s/ SCOTT R. SILVERMAN
Scott R. Silverman, Chairman and CEO

POWER OF ATTORNEY
The undersigned constitutes and appoints Evan C. McKeown as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his name, place, and stead, in any and all capacities, to sign the Applied Digital Solutions, Inc. Registration Statement on Form S-3 and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each or either of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SCOTT R. SILVERMAN (Scott R. Silverman)	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 23, 2005
/s/ KEVIN H. MCLAUGHLIN (Kevin H. McLaughlin)	President and Chief Operating Officer	March 23, 2005
/s/ EVAN C. MCKEOWN (Evan C. McKeown)	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 23, 2005
/s/ LORRAINE M. BREECE (Lorraine M. Breece)	Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 23, 2005
/s/ J. MICHAEL NORRIS (J. Michael Norris)	Director	March 23, 2005
/s/ DANIEL E. PENNI (Daniel E. Penni)	Director	March 23, 2005
/s/ DENNIS G. RAWAN (Dennis G. Rawan)	Director	March 23, 2005
/s/ CONSTANCE K WEAVER (Constance K. Weaver)	Director	March 23, 2005
/s/ MICHAEL S. ZARRIELLO (Michael S. Zarriello)	Director	March 23, 2005

EXHIBIT INDEX

Exhibit
Number	Description

3.1
Amended and Restated Bylaws of the Registrant dated March 31, 1998 (incorporated by reference to Exhibit 4.7 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-102165) filed with the Commission on April 14, 2003)

3.2
Fourth Restated Articles of Incorporation of the Registrant filed with the Secretary of State of Missouri on August 26, 2003 (incorporated by reference to Exhibit 4.8 to the registrant’s Registration Statement on Form S-1 (File No. 333-108338) filed with the Commission on August 28, 2003)

3.3
Amendment of Fourth Restated Articles of Incorporation of the Registrant filed with the Secretary of State of Missouri on March 19, 2004 (incorporated by reference to Exhibit 3.14 to the registrant’s Quarterly Report on Form 10-Q filed with the Commission on May 5, 2004)

5.1	Opinion of Holland & Knight LLP*

23.1	Consent of Eisner LLP*

23.2	Consent of Holland & Knight LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)
_______
    * Filed herewith